EXECUTION VERSION

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

January 17, 2012

between

GOTHAM BANK OF NEW YORK

and

PROVIDENT BANK

i

Exhibit A	Voting Agreement
Exhibit B	Interim Joinder
Schedule I	Certain Stockholders

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of January 17, 2012, is entered into between Gotham Bank of New York, a New York state-chartered banking corporation having its principal office at 1450 Broadway, 32nd Floor, New York, New York 10018 (“Seller”), and Provident Bank, a federal savings association having its principal office at 400 Rella Boulevard, Montebello, New York 10901 (“Purchaser” and, together with Interim, the “Purchaser Entities”).

WITNESSETH

WHEREAS, the Board of Directors of Seller has determined that the Merger (as defined below) is advisable and in the best interests of Seller’s stockholders and has approved and adopted this Agreement, whereby Purchaser would acquire Seller by means of a merger of Interim (as defined below) with and into Seller (the “Merger”) on the terms and subject to the conditions set forth herein;

WHEREAS, immediately following the Merger, Purchaser intends that Seller, as the surviving bank in the Merger, shall be merged with and into Purchaser (the “Second Merger” and, together with the Merger, the “Transaction”):

WHEREAS, the Board of Directors of Purchaser has determined that this Agreement and the Merger are consistent with, and will further, its business strategies and goals, and are in the best interests of the Purchaser and its stockholders and, therefore, has approved the Merger and this Agreement;

WHEREAS, Purchaser has required, as a condition to its willingness to enter into this Agreement, that each of the directors of Seller and their respective spouses identified on Schedule I each enter into a Voting Agreement, dated as of the date hereof, substantially in the form attached as Exhibit A (the “Voting Agreement”); and

WHEREAS, the parties hereto desire to make certain representations, warranties, agreements and covenants in connection with the Merger contemplated hereby and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, agreements and covenants herein contained and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1	Certain Definitions

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Accounting Policies” shall mean the accounting policies, principles, practices and methodologies used in the preparation of the audited Seller Financial Statements.

(b) “Acquisition Proposal” shall have the meaning set forth in Section 6.4(d)(i).

(c) “Affiliate”, unless otherwise indicated, shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person and “control,” with respect to the relationship between or among two or more persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

(d) “Agreement” shall have the meaning set forth in the preamble.

(e) “Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, commonwealth, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

(f) “Banking Law” shall mean the banking law of the State of New York (Chapter 2 of the Consolidated Laws of New York).

(g) “Breakup Fee” shall have the meaning set forth in Section 10.2(b)(i).

(h) “Business Day” shall mean a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

(i) “Call Reports” shall mean those periodic reports of condition filed by Seller pursuant to Section 7(a) of the FDIA.

(j) “Certificates” shall have the meaning set forth in Section 2.3(a)(i).

(k) “Closing” shall have the meaning set forth in Section 2.1(b).

(l) “Closing Date” shall mean the date on which the Closing occurs.

(m) “Closing Statement” shall have the meaning set forth in Section 2.6(a).

(n) “Code” shall mean the Internal Revenue Code of 1986.

(o) “Confidentiality Agreement” shall mean the Confidentiality Agreement dated August 25, 2011 between Purchaser and Seller.

(p) “Continuing Employees” shall mean each person who is employed by Seller on the Closing Date and who is employed by Purchaser or one of its Subsidiaries immediately following the Effective Time.

(q) “Cutoff Date” shall mean the close of business on September 30, 2012.

(r) “CRA” shall have the meaning set forth in Section 4.15(a).

(s) “Department” shall mean the Department of Financial Services of the State of New York.

(t) “Dispute Notice” shall have the meaning set forth in Section 2.6(c).

(u) “Dissenting Shares” shall have the meaning set forth in Section 2.4.

(v) “D&O Insurance” shall have the meaning set forth in Section 7.4(c).

(w) “Effective Time” shall have the meaning set forth in Section 2.1(c).

(x) “Environmental Laws” shall mean all applicable local, state and federal environmental laws and regulations, including the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Federal Clean Air Act and the Occupational Safety and Health Act, and their respective state counterparts.

(y) “ERISA” shall mean the Employee Retirement Income Security Act of 1974.

(z) “ERISA Affiliate” shall mean any trade or business, whether or not incorporated, that together with Seller would be deemed a “single employer” under Section 414 of the Code.

(aa) “FDIA” shall mean the Federal Deposit Insurance Act.

(bb) “FDIC” shall mean the Federal Deposit Insurance Corporation.

(cc) “Federal Home Loan Bank” shall mean the Federal Home Loan Bank of New York.

(dd) “Full Dilution Number” means the sum of (x) the total number of shares of Seller Common Stock outstanding as of the Effective Time and (y) the total number of shares of Seller Common Stock issuable upon exercise of the Seller Stock Options as of the Effective Time.

(ee) “GAAP” shall mean accounting principles generally accepted in the United States.

(ff) “Governmental Authority” shall mean any federal, state, local, foreign or supranational court, tribunal, arbitral or administrative agency or commission or other governmental authority or instrumentality, or any industry self-regulatory authority.

(gg) “High Risk Loans” shall have the meaning set forth in Section 4.8(f).

(hh) “Indemnified Person” shall have the meaning set forth in Section 7.4(a).

(ii) “Intellectual Property” shall mean (i) trademarks, trade dress, service marks, logos, trade names, slogans, applications and registrations for the foregoing, including all renewals of the same, and the goodwill associated therewith and symbolized thereby, (ii) inventions and patents and patent applications thereon, including divisionals, continuations and continuations-in-part, and any renewals, extensions and reissues thereof, (iii) confidential or proprietary information, data, inventions (to the extent not disclosed in published patent applications), and know-how and other information meeting the definition of a trade secret under the Uniform Trade Secrets Act, (iv) works of authorship, and copyrights therein, the registrations and applications therefor, and any renewals, extensions, restorations and reversions thereof, (v) Internet domain names and registrations thereof and (vi) any other similar types of proprietary intellectual property right.

(jj) “Interim” shall mean an interim federal savings bank and wholly owned subsidiary of Purchaser, to be formed after the date hereof and prior to the Closing.

(kk) “Interim Joinder” shall have the meaning set forth in Section 7.2.

(ll) “IT Assets” shall mean all computers, hardware, computer software, firmware, middleware, databases, systems, servers, workstations, routers, hubs, switches, communication lines and other information technology equipment owned by Seller in connection with Seller’s business or operations or licensed or leased by Seller pursuant to a written agreement or otherwise used and controlled by Seller in connection with Seller’s business or operations (excluding any public networks used).

(mm) “Knowledge” shall mean, with respect to a party hereto, actual knowledge after due inquiry of Laurence R. Marchini, Jr., Laurence R. Marchini, III, Richard Marchini and William Rossi.

(nn) “Lien” shall mean any charge, mortgage, pledge, security interest, lien or similar encumbrance.

(oo) “Loans” shall have the meaning set forth in Section 4.8(a).

(pp) “Lutz” shall have the meaning set forth in Section 4.17.

(qq) “Material Adverse Effect” shall mean, with respect to Purchaser or Seller, as the case may be, (a) a material adverse effect on the business, assets, results of operations or financial condition of such party and any subsidiary of such party, taken as a whole or (b) a material adverse effect on such party’s ability to consummate the Merger; provided, however, that in determining whether a Material Adverse Effect has occurred there shall be excluded any effect to the extent arising out of or resulting from (i) any change in banking or other Applicable Law, rules or regulations of general applicability or interpretations thereof by courts or Governmental Authorities, (ii) any change in GAAP or regulatory accounting requirements applicable to banks, thrifts or their holding companies generally, (iii) any action or omission of Purchaser or Seller or any Subsidiary of either of them with the prior written consent of the other parties to this Agreement or any action taken by such Person or any of its Subsidiaries that is required pursuant to this Agreement, (iv) the impact of the announcement or consummation of this Agreement and the Transaction, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective Subsidiaries, including the expenses (inclusive of any change in control, severance and related payments to be made to employees at or subsequent to the Closing Date) incurred by the parties hereto in consummating the Merger, (v) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (vi) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of Seller or Purchaser or any of their Subsidiaries, respectively, resulting from a change in interest rates generally, (vii) changes relating to financial or securities markets in general (including any disruption thereof and any decline in the price of any security or market index) or general economic conditions in the United States, (viii) changes or conditions generally affecting the banking industry and not specifically relating to or having a materially disproportionate effect on Seller or (ix) solely in the case of Seller, any failure by Seller to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period.

(rr) “Measurement Date” shall mean 4:00 p.m. Eastern time on the date as of which Seller’s Tangible Net Worth shall be measured for purposes of determining the Merger Consideration, which date shall be the most recent month end preceding the date on which all of the conditions in Sections 9.1(a) and 9.1(b) have been satisfied or waived; provided, however, that if such date occurs in the first 15 days of a month then the Measurement Date shall be the date of the second preceding month end.

(ss) “Merger” shall have the meaning set forth in the recitals.

(tt) “Merger Consideration” shall mean the sum of (i) 125% of Tangible Net Worth and (ii) the aggregate implied exercise price of Seller Stock Options outstanding at the Effective Time, divided by the Full Dilution Number.

(uu) “Monthly Financial Statements” shall mean (i) the unaudited balance sheet of Seller and (ii) the related unaudited statement of income for the then elapsed portion of the fiscal year, in each case, as of the end of each calendar month and prepared in accordance with past practice of Seller and consistent with the methodology used to prepare the Call Reports.

(vv) “Notice of Superior Proposal” shall have the meaning set forth in Section 6.4(e) hereof.

(ww) “Parent” shall have the meaning set forth in Section 7.4(b).

(xx) “Paying Agent” shall have the meaning set forth in Section 2.3(a).

(yy) “Permitted Liens” shall have the meaning set forth in Section 4.7.

(zz) “Person” shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(aaa) “Plan” shall have the meaning set forth in Section 4.11(a).

(bbb) “Profit Sharing Plan” shall have the meaning set forth in Section 7.5(f).

(ccc) “Purchaser” shall have the meaning set forth in the preamble.

(ddd) “Purchaser Disclosure Schedule” shall mean the Purchaser Disclosure Schedule delivered by Purchaser to Seller concurrently with the execution of this Agreement.

(eee) “Purchaser Entities” shall have the meaning set forth in the preamble.

(fff) “Purchaser Group Plan” shall have the meaning set forth in Section 7.5(b).

(ggg) “Purchaser Welfare Plan” shall have the meaning set forth in Section 7.5(b).

(hhh) “Regulatory Agreement” shall have the meaning set forth in Section 4.14.

(iii) “Related Parties” shall have the meaning set forth in Section 4.12(c).

(jjj) “Retention Agreements” shall have the meaning set forth in Section 7.5(d).

(kkk) “Review Period” shall have the meaning set forth in Section 2.6(c).

(lll) “Rights” shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock.

(mmm) “SEC Documents” shall mean all reports and registration statements filed, or required to be filed by a party hereto pursuant to the Securities Laws.

(nnn) “Second Merger” shall have the meaning set forth in the recitals.

(ooo) “Securities Laws” shall mean the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940, the Investment Advisers Act of 1940 and the Trust Indenture Act of 1939.

(ppp) “Seller” shall have the meaning set forth in the preamble.

(qqq) “Seller Balance Sheet” shall have the meaning set forth in Section 2.6(a).

(rrr) “Seller Board Recommendation” shall have the meaning set forth in Section 6.1.

(sss) “Seller Common Stock” shall mean the common stock of Seller, par value $10.00 per share.

(ttt) “Seller Disclosure Schedule” shall mean the Seller Disclosure Schedule delivered by Seller to Purchaser concurrently with the execution of this Agreement.

(uuu) “Seller Intellectual Property” shall mean Intellectual Property that is owned by Seller.

(vvv) “Seller Financial Statements” shall mean the (i) audited balance sheet of Seller as of December 31, 2009 and 2010 and the related audited statements of income, cash flows and changes in stockholders’ equity (including related notes, if any) for the years ended December 31, 2009 and 2010, (ii) the unaudited interim balance sheet of Seller as of September 30, 2011 and the related unaudited interim statements of income, cash flows and changes in stockholders’ equity (including related notes, if any) for the nine months ended September 30, 2011 and (iii) when delivered pursuant to Section 6.5, the audited balance sheet of Seller as of December 31, 2011 and the related audited statements of income, cash flows and changes in stockholders’ equity (including related notes, if any) for the year ended December 31, 2011.

(www) “Seller Licensed Intellectual Property” shall mean Intellectual Property that is licensed by a third party to Seller.

(xxx) “Seller Severance Plan” shall mean the Gotham Bank of New York Severance Pay Plan.

(yyy) “Seller Stock Option” shall mean an outstanding option to purchase shares of Seller Common Stock granted pursuant to the Seller Stock Option Plan or any other Seller equity compensation plan.

(zzz) “Seller Stock Option Plan” shall mean the Gotham Bank of New York 2006 Stock Option Plan.

(aaaa) “Seller Stockholder Approval” shall mean the affirmative vote of the holders of (i) two thirds of the outstanding shares of Seller Common Stock in accordance with the Banking Law and (ii) the majority of the outstanding shares of Seller Common Stock, excluding, for the purposes of clause (ii), any shares beneficially owned by the Persons listed on Section 1.1(aaaa) of the Seller Disclosure Schedule.

(bbbb) “Seller Stockholder Meeting” shall have the meaning set forth in Section 6.1.

(cccc) “Seller Subsequent Determination” shall have the meaning set forth in Section 6.4(b).

(dddd) “Seller Transaction Expenses” shall mean the fees, costs and expenses (including investment banking, legal and accounting fees, costs and expenses) incurred by Seller in connection with this Agreement and the transactions contemplated hereby.

(eeee) “Seller Welfare Plan” shall have the meaning set forth in Section 7.5(b).

(ffff) “Subsidiary” or “Subsidiaries” shall mean with respect to any party, any bank, corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.

(gggg) “Superior Proposal” shall have the meaning set forth in Section 6.4(d)(ii).

(hhhh) “Surviving Bank” shall have the meaning set forth in Section 2.1(a).

(iiii) “Takeover Laws” shall have the meaning set forth in Section 4.25.

(jjjj) “Tangible Net Worth” shall mean, the amount set forth adjacent to “Total Capital Account” on the Closing Statement including the same line items as the illustrative statement set forth in Section 2.6(a) of the Seller Disclosure Schedule.

(kkkk) “Tax” or “Taxes” shall mean all taxes, and assessments or governmental charges of the same or of a similar nature, however denominated, including any interest, penalties, criminal sanctions or additions to tax (including any underpayment penalties for insufficient estimated tax payments) or other additional amounts that may become payable in respect thereof (or in respect of a failure to file any Tax Return when and as required), imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income taxes, payroll and employment taxes, withholding taxes (including withholding taxes in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person), unemployment insurance taxes, social security (or similar) taxes, sales and use taxes, excise taxes, franchise taxes, gross receipts taxes, occupation taxes, real and personal property taxes, stamp taxes, value added taxes, transfer taxes, profits or windfall profits taxes, licenses in the nature of taxes, estimated taxes, severance taxes, duties (custom and others), workers’ compensation taxes, premium taxes, environmental taxes (including taxes under Section 59A of the Code), disability taxes, registration taxes, alternative or add-on minimum taxes, estimated taxes, and other fees, assessments, charges or obligations of the same or of a similar nature.

(llll) “Tax Returns” shall mean all returns, reports, estimates, information statements or other written submissions, and any schedules or attachments thereto, required or permitted to be filed pursuant to the statutes, rules and regulations of any federal, state, local or foreign government Tax authority, including original returns and filings, amended returns, claims for refunds and information returns.

(mmmm) “Transaction” shall have the meaning set forth in the recitals.

(nnnn) “Uncertificated Shares” shall have the meaning set forth in Section 2.3(a)(ii).

(oooo) “Voting Agreement” shall have the meaning set forth in the recitals.

1.2 Other Definitional and Interpretative Provisions The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision hereof. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all applicable laws.

ARTICLE II

THE MERGER

2.1	The Merger

(a) At the Effective Time, Interim shall be merged with and into Seller in accordance with 12 C.F.R. §152.13 and Article 13 of the Banking Law, whereupon the separate existence of Interim shall cease, and Seller shall be the surviving entity (the “Surviving Bank”).

(b) Subject to the provisions of Article IX, the closing of the Merger (the “Closing”) shall take place at the office of Arnold & Porter LLP, 399 Park Avenue, New York, New York 10022, or such other location as the parties may otherwise agree, as soon as possible, but in any event no later than two Business Days following the date the conditions to consummation of the Merger set forth in Article IX hereof (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Purchaser and Seller may mutually agree.

(c) In connection with such Closing, Seller and Interim shall execute articles of merger and shall cause such articles to be delivered for filing to the Department in accordance with Applicable Law. The Merger shall be effective at the later of the time and on the date specified in such articles of merger or upon the filing thereof with the Department (the “Effective Time”).

(d) From and after the Effective Time, the Surviving Bank shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of Seller and Interim.

2.2	Conversion of Shares

At the Effective Time:

(a) Except as otherwise provided in Section 2.2(b) or Section 2.4, each share of Seller Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Consideration. As of the Effective Time, all such shares of Seller Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.3.

(b) Each share of Seller Common Stock held by Seller as treasury stock (other than shares in a Plan of Seller or shares held for the account of clients, customers or other Persons or otherwise in a fiduciary capacity or held as a result of debts previously contracted in good faith) or owned by the Purchaser Entities or any of their Affiliates immediately prior to the Effective Time (other than shares held for the account of clients, customers or other Persons) shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of common stock of Interim outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Bank with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Bank.

2.3	Surrender and Payment

(a) Prior to the Effective Time, Purchaser shall appoint an agent reasonably acceptable to Seller (the “Paying Agent”) for the purpose of paying the Merger Consideration in exchange for (i) certificates representing shares of Seller Common Stock (the “Certificates”) or (ii) uncertificated shares of Seller Common Stock (the “Uncertificated Shares”). Prior to the Effective Time, Purchaser shall make available to the Paying Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Promptly after the Effective Time (but not later than two Business Days thereafter), Purchaser shall send, or shall cause the Paying Agent to send, to each holder of shares of Seller Common Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent) for use in such exchange.

(b) Each holder of shares of Seller Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of Seller Common Stock represented by a Certificate or Uncertificated Shares. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Seller Common Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Bank or the Paying Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article II.

(e) Any portion of the aggregate Merger Consideration or the proceeds of any investments thereof that remain unclaimed by the holders of Seller Common Stock for six months after the Effective Time shall be repaid by the Payment Agent to Purchaser. Any holder of Seller Common Stock who has not theretofore complied with this Section 2.3 shall thereafter look solely to Purchaser for payment of the Merger Consideration.

(f) Notwithstanding the foregoing, neither the Paying Agent nor any party hereto shall be liable to any former holder of Seller Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.4	Dissenting Shares

Notwithstanding Section 2.2, shares of Seller Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has elected to exercise dissenters’ rights pursuant to Section 604 of the Banking Law (any such shares being referred to herein as “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses such dissenters’ rights. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such dissenters’ rights, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration.

2.5	Stock Options

At or immediately prior to the Effective Time, each Seller Stock Option, whether or not exercisable or vested, shall become fully vested and exercisable and shall be canceled, and Purchaser shall or shall cause the Surviving Bank to pay each such holder at or promptly after the Effective Time for each such option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (ii) the number of shares of Seller Common Stock such holder could have purchased (giving effect to the full vesting of such options provided for herein) had such holder exercised such option in full immediately prior to the Effective Time.

2.6	Determination of Tangible Net Worth

(a) No later than ten Business Days after the determination of the Measurement Date, Seller shall deliver to Purchaser a statement, prepared in the same manner as the illustrative statement set forth in Section 2.6(a) of the Seller Disclosure Schedule, setting forth Tangible Net Worth as of the Measurement Date (the “Closing Statement”). The parties agree that Section 2.6(a) of the Seller Disclosure Schedule, which sets out a calculation of Tangible Net Worth as of November 30, 2011, based upon the values of assets and liabilities of Seller as reflected in a balance sheet of Seller prepared as of November 30, 2011, is intended to be for illustrative purposes only, in order to set forth a methodology for the calculation of Tangible Net Worth. Except as expressly provided in Section 2.6(e), the Closing Statement shall be based upon the values of assets and liabilities of Seller as reflected in a balance sheet of Seller prepared as of the Measurement Date (the “Seller Balance Sheet”), which shall be provided to Purchaser, with such documentation as Purchaser may reasonably request, together with the Closing Statement.

(b) The Seller Balance Sheet shall be prepared in accordance with GAAP applied consistent with past practice of Seller, subject to the following adjustments:

(1) in the case of securities held for sale, available for sale or held to maturity as of the Measurement Date, Seller shall obtain bids on such securities, on a security by security basis, and shall also obtain bids on any hedges or other risk management arrangements related to such securities (the “Related Instruments”), from the three firms listed in Section 2.6(b)(1) of the Seller Disclosure Schedule (or, if any of those firms shall be unavailable, a replacement from among the alternate firms listed therein) and the arithmetical average of such bids shall constitute the value of such securities and Related Instruments for the Seller Balance Sheet; and

(2) no accrual shall be made for the first $450,000 of Seller Transaction Expenses, which shall be paid by Purchaser pursuant to Section 2.7.

(c) The Purchaser shall have the right, for a period not to exceed five Business Days from the date of delivery of the Closing Statement by Seller (the “Review Period”), to request additional information and to review Seller’s books and records in order to review Seller’s calculation of Tangible Net Worth. If Purchaser disagrees with such calculation, Purchaser shall within the Review Period deliver written notice to Seller of such disagreement (the “Dispute Notice”). Notwithstanding anything to the contrary herein, if Purchaser does not deliver a Dispute Notice within the Review Period, the Closing Statement prepared by Seller and Seller’s calculation of Tangible Net Worth shall be final, conclusive and binding. Following delivery of a timely Dispute Notice by Purchaser to Seller, Purchaser and Seller shall have two Business Days to agree to Tangible Net Worth. Seller agrees that it will, and will cause its accountants to, cooperate and assist in the Purchaser’s review of the Seller Balance Sheet, the Closing Statement and all related documentation delivered by Seller pursuant to this Section 2.6, including making available to the extent necessary books, records, work papers and personnel.

(d) In the event that Purchaser and Seller fail to agree with respect to the Closing Statement within the two Business Days provided in Section 2.6(c) then, within two Business Days after the end of the two Business Day period described in Section 2.6(c) above, Purchaser and Seller shall mutually agree to an independent public accounting firm of nationally recognized standing, reasonably acceptable to Purchaser and Seller, which shall make a determination of Tangible Net Worth based solely on the provisions of this Section 2.6 and not by independent review, and based on not more than two rounds of presentations by Purchaser and Seller. The first round of presentations by Seller and Purchaser shall be made within five Business Days of the selection of such firm and the second round of presentations shall be made within three Business Days of the first round of presentations. The findings of such firm shall be presented within three Business Days of the second round of presentations and shall be conclusive and binding upon Purchaser and Seller for purposes of this Agreement. The parties agree that the written engagement of such firm shall include an obligation to present its findings within such three-Business-Day period. The fees and expenses of such firm shall be borne 50% by Seller and 50% by Purchaser and shall be accrued for purposes of determining Tangible Net Worth.

(e) Notwithstanding the foregoing, on the date that is three Business Days prior to the Closing Date (the “Adjustment Date”):

(1) subject to Section 2.6(b)(2), the Seller Balance Sheet and the Closing Statement shall be adjusted to reflect the impact of all Seller Transaction Expenses (accrued or unaccrued, whether or not then due) in excess of $450,000 (net of any related tax benefits) and shall be further adjusted to the extent necessary to avoid a double counting of any Seller Transaction Expense; and

(2) the value of Seller’s securities that are held for sale, available for sale or held to maturity shall be determined as of the Adjustment Date using the same procedures (including the same three designated firms) set forth in Section 2.6(b)(1) and the Seller Balance Sheet and the Closing Statement shall be adjusted to reflect (i) in the case of any securities reflected on Seller’s books on both the Measurement Date and the Adjustment Date, any changes in AOCI related to such securities since the Measurement Date, (ii) in the case of any securities reflected on Seller’s books on the Measurement Date but not on the Adjustment Date, any after-tax gains or losses related to such securities, and (iii) the effect on Tangible Net Worth of any securities reflected on Seller’s books on the Adjustment Date but not on the Measurement Date;

(3) the value of the Related Instruments shall be determined as of the Adjustment Date using the same procedures (including the same three designated firms) set forth in Section 2.6(b)(1) and the Seller Balance Sheet and the Closing Statement shall be adjusted to reflect the financial impact of any changes in value of the Related Instruments as of the

Adjustment Date in order to reflect the effect on Tangible Net Worth of Related Instruments reflected on Seller’s books on both the Measurement Date and the Adjustment Date, on the Measurement Date but not on the Adjustment Date, or on the Adjustment Date but not on the Measurement Date; and

(4) no other items on the Seller Balance Sheet or the Closing Statement shall be adjusted.

2.7	Payment of Certain Seller Transaction Expenses

At the Closing, Purchaser shall pay, by wire transfer of immediately available funds, Seller Transaction Expenses in the amounts and to the parties set forth on a schedule to be delivered to Purchaser by Seller at least one Business Day prior to the Closing Date, up to a maximum of $450,000.

2.8	Adjustments

If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Seller shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Seller Stock Options, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

2.9	Withholding Rights

Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Surviving Bank and Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. If the Paying Agent, the Surviving Bank or Purchaser, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Paying Agent, the Surviving Bank or, Purchaser, as the case may be, made such deduction and withholding.

2.10	Lost Certificates

If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and the posting of a surety bond by the Person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Seller Common Stock represented by such Certificate, as contemplated by this Article II.

ARTICLE III

THE SURIVIVING BANK

3.1	Organization Certificate and Bylaws

The Organization Certificate and the bylaws of Seller as existing and constituted at the Effective Time shall be and constitute the Organization Certificate and the bylaws of the Surviving Bank.

3.2	Directors and Officers

From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Interim at the Effective Time shall be the directors of the Surviving Bank and (ii) the officers of Interim at the Effective Time shall be the officers of the Surviving Bank.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller Disclosure Schedule, Seller hereby represents and warrants to Purchaser as follows:

4.1	Capital Structure of Seller; Subsidiaries

(a) As of the date hereof, the authorized capital stock of Seller consists of 612,500 shares of Seller Common Stock. As of the date hereof, there were outstanding 295,295 shares of Seller Common Stock and no shares of Seller Common Stock were reserved for issuance, except that 15,280 shares of Seller Common Stock are reserved for issuance upon the exercise of Seller Stock Options. All of the issued and outstanding shares of Seller Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as referred to above or reflected in Section 4.1(a) of the Seller Disclosure Schedule, Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Seller Common Stock or any other equity security of Seller or any securities representing the right to purchase or otherwise receive any shares of Seller Common Stock or any other equity security of Seller. As of the date of hereof, the holders of Seller Stock Options, the grant date of each Seller Stock Option, the number of shares subject to each Seller Stock Option, the expiration date and the exercise price of each Seller Stock Option are set forth in Section 4.1(a) of the Seller Disclosure Schedule.

(b) Except (i) as disclosed in Section 4.1(b) of the Seller Disclosure Schedule, (ii) for securities held for the benefit of third parties in trust accounts, managed accounts and the like for the benefit of customers and (iii) for securities acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, Seller does not beneficially own or control, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

4.2	Organization

Seller is a New York state-chartered banking corporation duly organized, validly existing and in good standing under the Applicable Law of its jurisdiction of formation, and is a member bank of the Federal Reserve System, with full corporate power and authority to carry on its business as now conducted and is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except for those jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.3	Authorized and Effective Agreement

(a) Seller has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement and to consummate the Merger. The execution and delivery of this Agreement and, subject to the receipt of all necessary regulatory approvals and the required approval of Seller’s stockholders in connection with the consummation of the Merger, the consummation of the Merger have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Seller. Seller’s Board of Directors has directed that this Agreement be submitted to Seller’s stockholders for approval at an annual or special meeting to be held as soon as practicable.

(b) This Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, subject as to enforceability, bankruptcy, insolvency and other Applicable Law of general applicability relating to or affecting creditors’ rights to the supervisory and enforcement powers of applicable Governmental Authorities, and to general equity principles.

(c) Subject to the receipt of all necessary regulatory approvals, neither the execution and delivery of this Agreement nor consummation of the Merger, nor compliance by Seller with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Seller’s Organization Certificate or bylaws, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or asset of Seller pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Seller, with only such exceptions, in the case of clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.4	Regulatory Reports; Financial Statements; Books and Records; Minute Books

(a) Seller has never been required to file any SEC Documents under the Securities Laws.

(b) Since January 1, 2010, Seller has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with any Governmental Authority pursuant to Applicable Law, such reports were prepared in all material respects in accordance with Applicable Law and Seller has paid all fees and assessments due and payable in connection therewith. The balance sheets of Seller and related statements of income and cash flows (including related notes, if any) as filed by Seller with the Central Data Repository of the Federal Financial Institutions Examination Council in a Call Report with respect to periods ended subsequent to December 31, 2010 fairly present in all material respects, in accordance with Applicable Law, the financial position of Seller as of the dates indicated and the results of its operations as of such date. Except for normal examinations conducted by a Governmental Authority in the regular course of the business of Seller, since January 1, 2008, to Seller’s Knowledge, no Governmental Authority has initiated any proceeding or investigation into the business or operations of Seller and Seller has received no notification or communication from any Governmental Authority of any intention to initiate any such proceeding or investigation. There is no unresolved material violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of Seller.

(c) Seller has made available to Purchaser the Seller Financial Statements. The Seller Financial Statements fairly present in all material respects, in accordance with GAAP applied on a consistent basis, the financial position of Seller as of the dates indicated and the results of operations, cash flows and changes in stockholders’ equity for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim Seller Financial Statements). The Seller Financial Statements were prepared on the basis of the books and records of Seller kept in the ordinary course consistent with past practice and in accordance with GAAP applied on a consistent basis except as disclosed in the notes thereto.

(d) The Seller Disclosure Schedule lists all non-audit services performed by Crowe Horwath LLP (or any other of its then independent public accountants) for Seller since January 1, 2008.

(e) The books and records of Seller have been fully and accurately maintained, in all material respects, in accordance with the Accounting Policies. The minute books of Seller contain records, which are accurate in all material respects, of all corporate actions of its stockholders and its Board of Directors (including committees of the Board of Directors).

4.5	Absence of Certain Changes or Events

(a) Since December 31, 2010 (i) no event has occurred or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seller and (ii) Seller has carried on its business in all material respects in the ordinary and usual course of business consistent with past practices.

(b) Except as disclosed in Section 4.5(b) of the Seller Disclosure Schedule, since December 31, 2010, Seller has not:

(1) incurred any additional indebtedness for borrowed money, other than in the course of business of Seller consistent with past practice;

(2)(i) waived or released any material right other than in the ordinary course of business consistent with past practice or (ii) canceled or compromised any material debt or claim other than loans written down or charged off in the ordinary course of business consistent with past practice;

(3) liquidated, sold or disposed of any material assets or acquired any material assets, other than (i) pursuant to contracts or commitments existing prior to the date hereof. (ii) the sale of any securities owned by Seller or (iii) in the ordinary course of business consistent with past practice;

(4) filed any applications or made any contract with respect to the establishment or relocation of branches or similar facilities or entered into or modified any leases, except in the ordinary course of business consistent with past practice;

(5) changed its lending, deposit, investment, asset/liability management or other material banking policies in any material respect except as may have been required by changes in Applicable Law, regulation or regulatory directives;

(6) delayed or accelerated any payment of any amount payable or other liability beyond or in advance of its due date or deferred incurring or accruing maintenance or other expenses in any case beyond the date when such liability would have been paid or such expense incurred or accrued in the ordinary course of business consistent with past practice;

(7) changed its methods of accounting in effect at December 31, 2010, except as required by changes in GAAP, or changed any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Returns for the year ended December 31, 2010, except as required by Applicable Law; or

(8) agreed to do any of the foregoing.

4.6	Absence of Undisclosed Liabilities

Seller has no liability (contingent or otherwise) that would reasonably be expected to have a Material Adverse Effect, or that, when combined with all similar liabilities, would reasonably be expected to have a Material Adverse Effect, except for (i) liabilities disclosed in or provided for in the Seller Financial Statements or the notes thereto, (ii) liabilities incurred in the ordinary course of business subsequent to December 31, 2010 or (iii) liabilities incurred in connection with the Merger.

4.7	Properties

Section 4.7 of the Seller Disclosure Schedule sets forth a complete and accurate list of all material real property owned or leased by Seller as of the date hereof. Seller has good, valid and marketable title to, or in the case of leased property and assets has valid leasehold interests in, all property and assets (whether real or personal) reflected on the Seller Financial Statements as being owned by Seller as of December 31, 2010 or acquired after such date, except for properties and assets sold since such date in the ordinary course of business consistent with past practice or for properties and assets that, individually or in the aggregate, are not material to the business or operations of the Seller. None of such property or assets is subject to any Lien, except: (i) Liens disclosed in the Seller Financial Statements or the notes thereto or securing liabilities reflected in the Seller Financial Statements or the notes thereto, (ii) statutory Liens for amounts not yet due and payable or that are being contested in good faith, (iii) pledges to secure deposits and other Liens incurred in the ordinary course of its banking business, (iv) such imperfections of title, easements, Liens, defaults or equitable interests, if any, as do not affect the use of properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (v) encumbrances in the ordinary course of business and (vi) Liens on properties acquired in foreclosure or on account of debts previously contracted (clauses (i) through (vi) collectively, “Permitted Liens”). All leases of real or personal property pursuant to which Seller is a party, are valid, binding and enforceable in accordance with their respective terms and neither Seller, or to the Knowledge of Seller, any other party thereto, is in default thereunder in any material respect and all material tangible property used in the business of Seller is in good condition, reasonable wear and tear excepted, and usable in the ordinary course of business consistent with past practice.

4.8	Loan Portfolio

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to Seller, each loan reflected as an asset in the Seller Financial Statements as of December 31, 2010 or acquired or originated by Seller subsequent thereto (collectively, “Loans”) (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as would not reasonably expected to be, individually or in the aggregate, material to Seller, the notes or other credit or security documents with respect each such outstanding Loan were in compliance in all material respects with all material Applicable Laws at the time of origination or purchase by Seller.

(b) Each outstanding Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Seller’s written underwriting standards and with all requirements of Applicable Law, with only such exceptions as would not reasonably be expected to be, individually or in the aggregate, material to Seller.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to Seller, Section 4.8(c) of the Seller Disclosure Schedule sets forth a listing, as of September 30, 2011, by account, of: (A) all Loans (including loan participations) of Seller that have been accelerated during the past twelve months, (B) all loan commitments or lines of credit of Seller that have been terminated by Seller during the past twelve months by reason of a default or adverse developments in the condition of the borrower or other events or circumstances affecting the credit of the borrower, (C) each borrower, customer or other party which has notified Seller during the past twelve months of, or has asserted against Seller, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Seller, each borrower, customer or other party that has given Seller any oral notification of, or orally asserted to or against Seller, any such claim, (D) all Loans (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified by Seller or any applicable regulatory authority as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where, during the past three years, the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms or (5) where a specific reserve allocation exists in connection therewith and (E) all assets classified by Seller as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.

(d) Seller has previously delivered to Purchaser a schedule setting forth a list of all Loans as of September 30, 2011 by Seller to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O promulgated by the Federal Reserve System (12 C.F.R. Part 215)) of Seller. Except as listed in Section 4.8(d) of the Seller Disclosure Schedule, (i) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the Loan was made; and (ii) all such Loans are and were made in compliance with all Applicable Laws, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Seller.

(e) None of the agreements pursuant to which Seller has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

(f) Seller has not originated or serviced, and does not currently hold, directly or indirectly, any loans that would be commonly referred to as “subprime”, “Alt-A” or “negative amortization” loans due to characteristics such as borrower bankruptcy, delinquencies, foreclosures, judgments, charge-offs or high debt-to-income ratios and high risk of default as evidenced by low credit scores, or home equity loans or lines of credit with a loan to value ratio at origination of over 90% (collectively, the “High Risk Loans”).

(g) Seller does not own any investment securities that are secured by High Risk Loans.

4.9	Reserves

(a) The allowance for loan losses reflected on the Seller Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP to provide for reasonably anticipated losses inherent in Seller’s Loan portfolio.

(b) The reserve for Taxes calculated under FIN 48 reflected on the Seller Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of GAAP.

4.10	Tax Matters

(a) Seller, and each of its predecessors, have timely filed federal income Tax Returns for each tax year through December 31, 2010 and have timely filed, or caused to be filed, all state and other material Tax Returns required to be filed, and all such Tax Returns are complete and correct in all material respects. All material Taxes due, whether or not shown as due on such Tax Returns have been paid or are being contested in good faith.

(b) Seller is not delinquent in the payment of any material Tax, and Seller has not requested any extension of time within which to file any material Tax Returns which have not since been filed. No audit examination, deficiency, adjustment, refund claim or litigation with respect to Seller’s Tax Returns, paid or unpaid Taxes of Seller, or Tax attributes of Seller has been proposed, asserted or assessed (tentatively or otherwise) or is pending. There are currently no agreements in effect with respect to Seller to extend the period of limitations for the assessment or collection of any material Tax.

(c) Seller has timely filed all material informational Tax Returns required to have been filed under Sections 1441-1446 of the Code, Sections 6031-6060 of the Code and any regulations thereunder, and any comparable state, foreign and local laws, and has timely complied in all material respects with the requirements of Section 3406 of the Code and the regulations thereunder and any comparable state, foreign and local laws and regulations.

(d) Seller is not party to, or bound by, and has no obligation under, any Tax sharing or Tax indemnity agreement or similar contract or arrangement.

(e) Neither Seller nor any of its predecessors is or has ever been a member of an affiliated, consolidated, combined, unitary or other group for any Tax purposes (other than a group the common parent of which is Seller). Seller does not have any liability for Taxes of any person (other than Seller) arising from the application of Treasury Regulation §1.1502-6 or any analogous provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(f) Seller has not been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(g) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into with respect to Seller.

(h) Seller has not engaged in any “listed transaction” as defined in Section 6707A(c)(2) of the Code and the regulations thereunder.

(i) Except as may result from the transactions contemplated by this Agreement, none of the net operating loss carryforwards, unrealized built-in losses, tax credits or capital loss carryforwards, if any, of Seller is currently subject to limitation under Section 382 or 383 of the Code or Treasury Regulation §1.1502-15 or §1.1502-21 or otherwise.

(j) No claim has ever been made in writing to Seller by a Governmental Authority in a jurisdiction where Seller does not file Tax Returns or pay Taxes that it was, is or may be subject to Tax by that jurisdiction.

(k) Seller is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

4.11	Employee Benefit Plans

(a) Section 4.11(a) of the Seller Disclosure Schedule sets forth a true and complete list of each material plan (the “Plans”). For purposes hereof, a “plan” means each bonus, deferred compensation, incentive compensation, stock purchase, stock option, employment or consulting, severance pay or benefit, retention, change in control, savings, medical, life or other insurance, vacation, welfare benefit, fringe benefit, cafeteria, profit-sharing or pension benefit plan, program, agreement or arrangement, and each other employee benefit or compensation plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by Seller or as to which Seller has or may have any liability or obligation.

(b) Seller has previously made available to Purchaser upon request true and complete copies of each of the following documents: (i) the Plans (including all amendments thereto); (ii) the most recent annual reports, actuarial reports, and financial statements, if any; and (iii) the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such Plan, and (iv) the most recent determination letter or opinion letter received from the IRS with respect to each Plan that is intended to be qualified under the Code.

(c) Neither Seller nor any fiduciary of any Plan has engaged in a transaction that would be subject to a civil penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed pursuant to Section 4975 of the Code.

(d) None of the Plans is, and neither the Seller nor any ERISA Affiliate contributes to or has any liability in respect of, any plan (within the meaning of Section 3(3) of ERISA) that is subject to Title IV of ERISA, Section 302 or 303 of ERISA or Section 412 or 430 of the Code. No Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(e) Each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (and each corresponding trust that is intended to be exempt under Section 501 of the Code) has received or is the subject of a favorable determination letter or opinion letter from the IRS relating to the most recently completed remedial amendment period cycle (or has pending or has time remaining in which to file an application for such determination from the IRS), and to the Knowledge of Seller nothing has occurred that would reasonably be expected to adversely affect the qualified status of any Plan (or the exempt status of any related trust). Each of the Plans has been operated and administered in accordance with its terms and Applicable Laws in all material respects, including but not limited to ERISA and the Code.

(f) No payment or benefit paid or provided, or to be paid or provided, to current or former employees of Seller will fail to be deductible for federal income tax purposes under Section 280G of the Code.

(g) There are no actions, suits, or claims pending, or, to the Knowledge of Seller, threatened or anticipated against any Plan, the assets of any Plan or against Seller with respect to any Plan (other than routine claims for benefits). There are no pending or, to the Knowledge of Seller, threatened audits or investigations by any governmental body, commission or agency involving any Plan.

(h) No Plan provides for post-employment or post-termination life or health insurance benefits for current or former employees or directors of Seller except as may be required by Part 6 of Subtitle B of Title I of ERISA or similar state continuation laws.

(i) Neither the execution of this Agreement nor the consummation of the Merger contemplated hereby will (either alone or together with any other event) result in, or is a precondition to, (i) any current or former employee or director of Seller becoming entitled to severance pay or any similar payments or (ii) any acceleration of the time of payment or vesting, or any increase in the amount, of any compensation due to any such current or former employee or director of Seller, or (iii) any renewal or extension of the term of any agreement regarding compensation for any such current or former employee or director of Seller.

(j) No current or former employee, director or other service provider of Seller is entitled to any gross-up, make-whole or other additional payment from Seller in respect of any Tax (including Taxes imposed under Sections 4999 or 409A of the Code) or interest or penalty related thereto.

4.12	Certain Contracts

(a) Except as set forth in Section 4.12(a) of the Seller Disclosure Schedule, Seller is neither a party to, nor is it bound by any contract, arrangement, commitment or understanding (whether written or oral), which (i) would constitute a “material contract” under Section 601(b)(10) of Regulation S-K of the Securities and Exchange Commission and involves payments by, or to, Seller in fiscal year 2010 of more than $100,000 or which would reasonably be expected to involve payments during fiscal year 2011 or 2012 of more than $100,000, (ii) is an agreement restricting the nature or geographic scope of its business activities in any material respect, (iii) relates to the incurrence of indebtedness for borrowed money by Seller (other than deposit liabilities, federal funds, advances and loans from the Federal Home Loan Bank and sales of securities subject to repurchase, in each case incurred in the ordinary course of business consistent with past practice) by Seller in the principal amount of $100,000 or more, including any sale and leaseback transactions (including in the ordinary course of business consistent with past practice), capitalized leases and other similar financing transactions, (iv) grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of Seller, (v) provides for material payments to be made by Seller in upon a change in control thereof, (vi) (A) requires referrals of business or requires Seller to make available investment opportunities to any person on a priority or exclusive basis or (B) requires Seller to use any product or service of another person on an exclusive basis, (vii) involved payments by, or to, Seller in fiscal year 2010 of more than $100,000 and not terminable on 90 days or less notice or which would reasonably be expected to involve payments during fiscal year 2011 or 2012 of more than $100,000 and not terminable on 90 days or less notice (other than pursuant to Loans originated or purchased by Seller in the ordinary course of business consistent with past practice) or (viii) relate to the employment of a consultant or the employment, election, retention in office or severance of any present or former director or officer, in each case whether written or oral.

(b) Seller is not in material default under any agreement required to be disclosed pursuant to this Section 4.12(b) and, to the Knowledge of Seller, there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a material default.

(c) Except as set forth in Section 4.12(c) of the Seller Disclosure Schedule or pursuant to the terms of any Plan, Seller is not a party to any transaction with any (i) person who has been an executive officer or a director of Seller, (ii) any spouse of any such officer or director, (iii) any parent, child, brother, sister or other family relation of any such officer or director who has the same home as such officer or director or (iv) any corporation or other entity of which any such officer or director or any such family relation is an officer, director, partner or greater than 5% stockholder (based on percentage ownership of voting stock) (collectively, “Related Parties”), including (x) any transaction involving a contract, agreement or other arrangement providing for the employment of, furnishing of materials, products or services by, rental of real or personal property from, or otherwise requiring payments to, any Related Party, and (y) Loans (including any loan guaranty) outstanding at the date hereof (but not deposit accounts maintained at Seller in the ordinary course of Seller’s banking business).

4.13	Legal Proceedings

There are no actions, suits, investigations, audits or proceedings (whether judicial, arbitral, administrative or other) instituted, pending or, to the Knowledge of Seller, threatened against Seller or against any asset, interest or right of Seller that would reasonably be expected to have a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitration outstanding against Seller that would reasonably be expected to have a Material Adverse Effect. To the Knowledge of Seller, there are no actual or threatened actions, suits, investigations, audits or proceedings, which present a claim to restrain or prohibit the transactions contemplated herein or to impose upon Purchaser, Seller or any of their respective Subsidiaries or Affiliates any material cost or obligation in connection therewith. There are no actions, suits investigations, audits or proceedings instituted, pending or, to the Knowledge of Seller, threatened against any present or former director or officer of Seller that would give rise to a claim for indemnification.

4.14	Regulatory Matters

Seller is not a party to or subject to any cease-and-desist or other order issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive (other than orders or directives of general applicability) by, or has been since January 1, 2008 a recipient of any extraordinary supervisory letter from, or since January 1, 2008 has adopted any board resolution at the request of, any Governmental Authority that, in any such case, currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business (each, a “Regulatory Agreement”), nor has Seller been advised by any federal or state regulatory agency that it is considering issuing or requesting any Regulatory Agreement.

4.15	Compliance with Laws

(a) Seller is in material compliance with all Applicable Law, including, to the extent applicable, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act (“CRA”) (which includes a CRA Rating of “satisfactory” or better), the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices, except where the failure to so comply would not reasonably be expected to be material to Seller, and, to the Knowledge of Seller, Seller has not received notice of any defaults or violations of any Applicable Law from any Governmental Authority.

(b) Seller has no Knowledge of any facts or circumstances exist that would cause it to be deemed (i) to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, or (iii) not to be in satisfactory compliance in any material respect with the applicable privacy and customer information requirements contained in any federal and state privacy Laws and regulations, including in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Seller pursuant to 12 C.F.R. Part 208 (Appendix D-2). To Seller’s Knowledge, none of its non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause it to undertake any material remedial action. Seller’s Board of Directors has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply in all material respects with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder and Seller has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act.

(c) Seller has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its assets and properties and to conduct in all material respects its business as presently conducted, except for such permits, licenses, authorizations, orders, approvals, filings, applications and registrations the absence of which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Seller, no suspension or cancellation of any of them is threatened.

(d) Neither Seller, nor, to the Knowledge of Seller, any director or officer thereof, has received any notification or communication from any Governmental Authority (A) asserting that Seller is not in material compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, (B) threatening to revoke any material license, franchise, permit or governmental authorization or (C) restricting or in any way limiting operations (nor, to the Knowledge of Seller, do any grounds for any of the foregoing exist).

4.16	Labor Matters

(a) Seller is not a party to nor is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Seller the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Seller to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Seller’s Knowledge, threatened, nor, to the Knowledge of Seller, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) Seller is not a party to, or otherwise bound by, any material consent decree with, or material citation by, any Governmental Authority relating to employees or employment practices. Seller is employing all of its employees in compliance in all material respects with all Applicable Law relating to employment and employment practices, including all applicable Laws related to Taxes, employment standards, workers’ compensation, terms and conditions of employment, occupational health and safety, disability benefits, wages and hours, termination of employment, human rights, immigration, pay equity and employment equity. Since January 1, 2008, there has been no material harassment, discrimination, retaliatory act or similar claim, action or proceeding against Seller or any of its officers and employers.

4.17	Brokers and Finders

Other than Lutz Advisors, Inc. (“Lutz”), there is no broker, investment banker, financial advisor or finder who might be entitled to any fee or commission from Seller or any of its Affiliates in connection with the Merger. A copy of Seller’s agreement with Lutz has previously been delivered to Purchaser. Lutz has delivered to Seller its opinion to the effect that, as of the date hereof, the aggregate Merger Consideration to be paid to Seller’s stockholders in the Merger is fair from a financial point of view.

4.18	Insurance

Section 4.18 of Seller’s Disclosure Schedule identifies all of the material insurance policies, binders or bonds maintained by Seller. Seller is insured with reputable insurers against such risks and in such amounts as the management of Seller reasonably has determined to be prudent in accordance with industry practices. All such insurance policies are in full force and effect, Seller is not in material default thereunder, and all claims thereunder have been filed in due and timely fashion. Seller has not received any notice of a premium increase or cancellation with respect to any of its insurance policies, binders or bonds and, within the last three (3) years, Seller has not been refused any insurance coverage sought or applied for (other than the denial of any claim of less than $10,000), and Seller has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability in coverage that have not resulted from any extraordinary loss experience of Seller.

4.19	Deposit Insurance and Deposits

Seller is an “insured depository institution” as defined in the FDIA and applicable regulations thereunder. Seller’s deposit accounts are insured by the FDIC to the fullest extent permitted by Applicable Law and all premiums and assessments required to be paid in connection therewith have been paid when due. Except as disclosed in Seller’s Call Report for the period ending September 30, 2011, to the Knowledge of Seller, none of the deposits of Seller is a “brokered deposit” (as defined in 12 C.F.R. Section 337.6(a)(2)). Brokered deposits originated by Seller are originated in compliance in all material respects with all Applicable Law and do not exceed $70 million in the aggregate.

4.20	Environmental Matters

To the Knowledge of Seller, since January 1, 2008 and except as would not reasonably be expected to be material to Seller, (i) neither the conduct nor operation by Seller of any property presently or previously owned, leased or operated by it (including in a fiduciary or agency capacity), or on which it holds a Lien, violates or violated Environmental Laws and to the Knowledge of Seller, no condition has existed or event has occurred with respect to it or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws, (ii) Seller has not used or stored any hazardous material in, on, or at any property presently or previously owned, leased or operated or held as collateral or in a fiduciary capacity by it in violation of any Environmental Law, (iii) Seller has not received any notice that Seller or the operation or condition of any property ever owned, leased, operated by it is or was in violation of or otherwise is alleged to have liability under any Environmental Law, including responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property and (iv) Seller is not the subject of any action, claim, litigation, dispute, investigation or other proceeding with respect to violations of, or liability under, any Environmental Law. To the Knowledge of Seller, it has timely filed all reports and notifications required to be filed with respect to all of its operations and properties presently or previously owned, leased or operated by it and has generated and maintained all required records and data under all applicable Environmental Laws.

4.21	Intellectual Property

(a) Section 4.21 of the Seller Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all registrations and applications for registration of any material Seller Intellectual Property that has been registered or filed with the U.S. Patent and Trademark Office, the U.S. Copyright Office or similar Governmental Authority.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Seller owns the Seller Intellectual Property free and clear of all Liens (except for Permitted Liens); (ii) the ownership, licensing or use of the Seller Intellectual Property and the Seller Licensed Intellectual Property by Seller and the operation of the business of Seller as presently conducted, including its provision of products and services, does not conflict with, infringe, dilute, misappropriate or otherwise violate the Intellectual Property rights of any other person or entity; (iii) to the Knowledge of Seller, no third party is infringing or misappropriating any Seller Intellectual Property; and (iv) the Seller Intellectual Property and the Seller Licensed Intellectual Property constitutes all of the Intellectual Property necessary for the conduct of the business of Seller as presently conducted.

(c) Seller takes commercially reasonable actions in accordance with customary industry practices to maintain (i) the confidentiality of all trade secrets included in the Seller Intellectual Property, (ii) the confidentiality of all personally identifiable data and non-public customer information collected or otherwise acquired by Seller and (iii) the security and integrity of the IT Assets in order to protect the IT Assets against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized or damaging or corrupting code or elements. To the Knowledge of Seller, the IT Assets have not materially malfunctioned or failed within the past two (2) years in any manner that has resulted in a security breach or the unauthorized disclosure of personally identifiable information or non-public customer information collected or otherwise acquired by Seller or in any manner that remains unresolved. To the Knowledge of Seller, the IT Assets have not been subjected to any “denial of service” or other such attack, or been the subject of an actual or attempted intrusion, except in each case as have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller has implemented commercially reasonable backup and disaster recovery technology in accordance with customary industry practices.

(d) Seller has complied with Seller’s own privacy and data security policies relating to the collection, storage, transfer and processing by Seller (or any third parties acting on Seller’s behalf) of any personally identifiable information of Seller’s customers or other users of Seller’s products and services. The consummation of the Transaction will not violate Seller’s applicable privacy and data security policies, except for such violations that are not and would not reasonably be expected to be, individually or in the aggregate, material to Seller.

4.22 Risk Management Instruments

Seller is not a party to any interest rate swaps, caps, floors, option agreements, futures and forward contracts or other similar risk management arrangements.

4.23 Repurchase Agreements

With respect to all agreements pursuant to which Seller has purchased securities subject to an agreement to resell, if any, Seller has a valid, perfected Lien or security interest in or evidence of ownership in book-entry form of the government securities or other collateral securing the repurchase agreements, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.24 Seller Off-Balance Sheet Transactions

Except as set forth on Section 4.24 of the Seller Disclosure Schedule, Seller has no off-balance sheet transactions.

4.25 Takeover Laws

Seller has taken all action required to be taken by it in order to exempt this Agreement and the Merger contemplated hereby and the Voting Agreements from the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover laws and regulations of any state (collectively, “Takeover Laws”) applicable to it.

4.26 No Other Representations and Warranties

(a) Seller has not made any representations or warranties, express or implied, of any nature whatsoever relating to Seller or the business of Seller or otherwise in connection with the transactions contemplated hereby, other than those representations and warranties expressly set forth in this Article IV.

(b) Without limiting the generality of the foregoing, Seller has not made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of Seller made available to Purchaser, including due diligence materials, or in any presentation of the business of Seller by management of Seller or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Purchaser Entities in executing, delivering and performing this Agreement and the transactions contemplated hereby. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any confidential information memorandum or similar materials made available by Seller and its representatives, are not and shall not be deemed to be or to include representations or warranties of Seller, and are not and shall not be deemed to be relied upon by the Purchaser Entities in executing, delivering and performing this Agreement and the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER ENTITIES

Except as set forth in the Purchaser Disclosure Schedule, the Purchaser Entities hereby represent and warrant to Seller as follows:

5.1 Organization, Standing and Authority of Purchaser

(a) Purchaser is a duly organized federal savings association, validly existing and in good standing under the laws of the United States, with full corporate power and authority to carry on its business as now conducted and is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

(b) Upon the formation of Interim and at the Effective Time, (i) Interim will be a duly organized federal savings association, validly existing and in good standing under the laws of the United States, with full corporate power and authority to carry on its business as conducted as of the Effective Time and will be duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and (ii) the outstanding shares of capital stock of Interim will be validly issued, fully paid, nonassessable and owned directly by Purchaser free and clear of all Liens, claims and encumbrances. As of the Effective Time, Interim will have been formed solely for the purpose of engaging in the Merger contemplated by this Agreement and after its formation and prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

(c) Purchaser has, and as of the Effective Time, Interim will have, all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement and to consummate the Merger contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger contemplated hereby have been, in the case of Purchaser, and will be as of the Effective Time, in the case of Interim, duly and validly authorized by all necessary corporate action in respect thereof on the part of Purchaser.

(d) This Agreement constitutes, in the case of Purchaser, and will constitute as of the Effective Time, in the case of Interim, a legal, valid and binding agreement of such party, in each case enforceable against such entity in accordance with its terms subject, as to enforceability, to bankruptcy, insolvency and similar laws relating to or affecting creditors’ rights, the supervisory and enforcement powers of applicable Governmental Authorities and general principles of equity.

(e) Subject to the receipt of all necessary regulatory approvals, neither the execution and delivery of this Agreement nor consummation of the Merger contemplated hereby, nor compliance by the Purchaser Entities with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the charter or bylaws of the Purchaser Entities, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any Lien upon any property or asset of Purchaser pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law.

5.2 Regulatory Matters

Neither Purchaser nor any of its Subsidiaries is a party to or subject to any Regulatory Agreement, nor has Purchaser been advised by any Governmental Authority that it is considering issuing or requesting any such Regulatory Agreement that, in any such case, would reasonably be expected to, individually or in the aggregate, materially interfere with, impede or delay the transactions contemplated by this Agreement. To the Knowledge of Purchaser, there are no facts or circumstances relating to Purchaser or its Affiliates that, individually or in the aggregate, would reasonably be expected to result in a failure to satisfy the condition set forth in Section 9.1(b).

5.3 Legal Proceedings

There are no actions, suits, investigations, audits or proceedings (whether judicial, arbitral, administrative or other) instituted, pending or, to the Knowledge of Purchaser, threatened against Purchaser or any of its Subsidiaries or against any asset, interest or right of Purchaser or any of its Subsidiaries that would reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitration outstanding against Purchaser or any of its Subsidiaries that would reasonably be expected to have a material adverse effect on the ability of the Purchaser Entities to consummate the Merger contemplated by this Agreement. To the Knowledge of Purchaser, there are no actual or threatened actions, suits, investigations, audits or proceedings, which present a claim to restrain or prohibit the Merger contemplated herein.

5.4 Brokers and Finders

Other than Endicott Financial Advisors, L.L.C. and Sevara Capital Markets LLC, whose fees and expenses will be paid by the Purchaser Entities, there is no broker, investment banker, financial advisor or finder who might be entitled to any fee or commission from Purchaser or any of its Affiliates in connection with the Merger contemplated by this Agreement.

5.5 Financing

Purchaser has, and will have as of the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to perform all of its obligations under the terms of this Agreement, including to pay the aggregate Merger Consideration for all of the shares of Seller Common Stock, to make all payments in respect of the Seller Stock Options and to pay all related fees and expenses of the Purchaser and its Affiliates and representatives pursuant to this Agreement.

5.6 No Other Representations

Each of the Purchaser Entities is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of companies such as Seller as contemplated hereunder. Each of the Purchaser Entities has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby as to all matters, including the quality of the Loans. Each of the Purchaser Entities acknowledges and agrees that it is relying exclusively on the representations and warranties set forth in Article IV and its own examination and investigation of Seller and that it is not relying on any other statements or documents.

ARTICLE VI

COVENANTS OF SELLER

6.1 Stockholders’ Meeting

Seller shall cause an annual or a special meeting to be called and held as soon as reasonably practicable (the “Seller Stockholder Meeting”) for the purposes of voting for the approval and adoption of this Agreement. Subject to the fiduciary duties of the Board of Directors as determined after consultation with counsel, and subject to Section 6.4, the Board of Directors shall recommend that the stockholders vote in favor of such approval (the “Seller Board Recommendation”).

6.2 Actions Pending the Merger

(a) Except as set forth in Section 6.2 of the Seller Disclosure Schedule, from the date hereof until the Closing Date, and except as otherwise provided for by this Agreement or consented to or approved by Purchaser (which consent or approval shall not be unreasonably withheld, conditioned or delayed), Seller shall carry on its business in all material respects in the ordinary course and use its reasonable best efforts to preserve its properties, business and relationships with customers, employees and other persons.

(b) Except with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed) or as otherwise provided for by this Agreement or set forth in Section 6.2 of the Seller Disclosure Schedule, between the date hereof and the Closing Date, Seller shall not:

(1) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock, except as permitted by Section 6.3 hereof;

(2) issue any shares of its capital stock, except shares of Seller Common Stock upon the exercise of Seller Stock Options;

(3) incur any additional indebtedness for borrowed money, other than in the ordinary course of business of Seller consistent with past practice;

(4) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

(5) amend its Organization Certificate or bylaws;

(6)(i) waive or release any material right other than in the ordinary course of business consistent with past practice or (ii) cancel or compromise any material debt or claim other than loans written down or charged off in the ordinary course of business consistent with past practice;

(7) merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization; or create any subsidiary;

(8) liquidate, sell or dispose of any material assets or acquire any material assets, other than (i) pursuant to contracts or commitments existing prior to the date hereof, (ii) the sale of any securities owned by Seller or (iii) in the ordinary course of business consistent with past practice;

(9) fail to comply in any material respect with any material Applicable Law;

(10) make any capital expenditures, except for (i) those contemplated by the business plans previously furnished to Purchaser, (ii) expenditures necessary to maintain existing assets in good repair or (iii) any other unbudgeted capital expenditures not to exceed $10,000 in the aggregate;

(11) enter into any new service agreement or similar contract not terminable by Seller within 60 days and involving amounts in excess of $50,000 individually or $250,000 in the aggregate;

(12) file any applications or make any contract with respect to the establishment or relocation of branches or other similar facilities or enter into or modify any leases, except in the ordinary course of business consistent with past practice;

(13) take any action that would result in any of the conditions to Closing set forth in Sections 9.1 and 9.3 not being satisfied;

(14) make or commit to make any new individual loan or other extension of credit, except loan originations that are committed as of the date of this Agreement and identified in Section 6.2(b)(14) of the Seller Disclosure Schedule and loans or other extensions of credit made in the ordinary course of business consistent with past practice;

(15) renew for a period in excess of one year any existing loan or other extension of credit, which renewal would require Seller to advance additional funds, except such renewals that are committed as of the date of this Agreement and identified in Section 6.2(b)(15) of the Seller Disclosure Schedule and renewals made in the ordinary course of business in accordance with past practice;

(16) increase the rate of compensation for its directors, officers or employees or adopt or modify any Plan except (i) in a manner consistent with past practice or in accordance with the terms of any Plan, (ii) as may be required by Applicable Law, (iii) in connection with the hiring of at-will non-officer employees in the ordinary course of business, and (iv) payment of retention bonuses in individual amounts, and in an aggregate amount as to all retention bonuses, to be agreed to by Seller and Purchaser;

(17) change its lending, deposit, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in Applicable Law, regulation or regulatory directives; provided, however, that commencing from the date on which both (i) the Merger Consideration is finally determined and (ii) the conditions to the Merger set forth in Article IX hereof are satisfied or waived, but in no event sooner than two Business Days prior to Closing, Seller shall cooperate in good faith with Purchaser to adopt policies, practices and procedures consistent with those utilized by Purchaser and its Affiliates; provided, further, that the adoption of any such policies, practices or procedures shall not affect the satisfaction of any condition to Closing or the amount of the Merger Consideration;

(18) delay or accelerate any payment of any amount payable or other liability beyond or in advance of its due date or defer incurring or accruing maintenance or other expenses in any case beyond the date when such liability would have been paid or such expense incurred or accrued in the ordinary course of business consistent with past practice;

(19) change its methods of accounting in effect at December 31, 2010, except as required by changes in GAAP, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Returns for the year ended December 31, 2010, except as required by Applicable Law; or

(20) agree to do any of the foregoing.

6.3 Permitted Dividends

Notwithstanding anything to the contrary in Section 6.2, between the date hereof and the Effective Time, Seller may pay dividends (whether regular quarterly dividends or special dividends) not to exceed in the aggregate 100% of its net income for the period beginning July 1, 2011 and ending on the Measurement Date, determined in accordance with the Accounting Policies (and, for the avoidance of doubt, including any net income generated from the sale by Seller of any securities owned by Seller); provided, however, that notwithstanding anything to the contrary in this Section 6.3, Seller shall not pay any dividend in excess of the amount it is permitted to pay under any Applicable Law; and provided, further, that either the payment or non-payment of any dividends by Seller shall be deemed to be in the ordinary course for purposes of this Agreement.

6.4 Takeover Proposals

(a) Except as expressly permitted by this Section 6.4, Seller shall not, and Seller shall not authorize or permit its representatives to, initiate, solicit or knowingly encourage or facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any Person relating to, any Acquisition Proposal; provided that, prior to the receipt of the Seller Stockholder Approval but not after, in the event (1) Seller receives, after the execution of this Agreement, an unsolicited bona fide Acquisition Proposal from a third party and (2) Seller’s Board of Directors concludes in good faith after consulting with its financial advisor that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, and, after considering the advice of outside counsel, that failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to Seller’s stockholders under Applicable Law, Seller may, and may permit its representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions with third parties with respect to such Acquisition Proposal; provided that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into an agreement with such third party on terms substantially similar to and no more favorable to such third party than those contained in the Confidentiality Agreement and any nonpublic information provided to such third party shall have previously been provided to Purchaser or shall be provided to Purchaser prior to or concurrently with the time it is provided to such third party. Seller shall (A) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Purchaser with respect to any Acquisition Proposal, (B) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its Affiliates or representatives is a party and (C) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b) Neither Seller’s Board of Directors nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Purchaser) or fail to make the Seller Board Recommendation or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or (ii) cause or permit Seller to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to any Acquisition Proposal (other than a confidentiality agreement permitted by the terms of Section 6.4(a)) (a “Seller Subsequent Determination”). Notwithstanding the foregoing, prior to the receipt of the Seller Stockholder Approval and subject to compliance with Section 6.4(e), the Board of Directors may make a Seller Subsequent Determination if, but only if, the Board of Directors has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel, either that an Acquisition Proposal constitutes a Superior Proposal and the failure to make a Seller Subsequent Determination would reasonably be likely to be inconsistent with its fiduciary duties to Seller’s stockholders under Applicable Law.

(c) In the event Seller or any of its representatives receives (i) any Acquisition Proposal or (ii) any request for non-public information or to engage in negotiations that the Board of Directors reasonably believe is reasonably likely to lead to or that contemplates an Acquisition Proposal, Seller promptly (and in any event within two Business Days of receipt) shall advise Purchaser in writing of the existence of items (i) or (ii), together with the material terms and conditions of such Acquisition Proposal or request and the identity of the Person making any such Acquisition Proposal or request. Seller shall keep Purchaser reasonably well informed in all material respects of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request. Without limiting any of the foregoing, Seller shall promptly (and in any event within two Business Days) notify Purchaser in writing if it determines to begin providing non-public information or to engage in negotiations concerning an Acquisition Proposal pursuant to Sections 6.4(a) or (b).

(d) For purposes of this Agreement:

(i) “Acquisition Proposal” means, other than the Merger contemplated by this Agreement, a tender or exchange offer to acquire 25% or more of the voting power in Seller, a proposal for a merger, consolidation or other business combination involving Seller or any other proposal or offer to acquire in any manner 25% or more of the voting power in, or 25% or more of the business, assets or deposits of, Seller.

(ii) “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 25% to 50%) that Seller’s Board of Directors concludes in good faith to be more favorable, from a financial point of view, to its stockholders than the Merger (including taking into account any adjustment to the terms and conditions proposed by Purchaser in response to such proposal pursuant to Section 6.4(e) or otherwise), (1) after receiving the advice of its financial advisor, (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein), and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under Applicable Law.

(e) The Board of Directors shall not make a Seller Subsequent Determination in response to a Superior Proposal or exercise its right to terminate this Agreement pursuant to Section 10.1(h) unless (i) Seller has delivered a written notice to Purchaser (the “Notice of Superior Proposal”) (A) advising that the Board of Directors has decided that an Acquisition Proposal that it received constitutes a Superior Proposal (it being understood that Seller shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Seller proposes to accept) and (B) specifying the material terms and conditions of such Superior Proposal and containing an unredacted copy of any relevant transaction agreement and (ii) a period commencing on the date the Notice of Superior Proposal is deemed received by Purchaser in accordance with Section 11.6 and ending at 5:00 p.m., Eastern Time, on the fourth business day thereafter (the “Notice Period”) has elapsed and such Superior Proposal has not been withdrawn and continues, in the good faith determination of the Board of Directors after consultation with its financial advisor and outside legal counsel, to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that are committed to in writing by Purchaser.

(f) It is understood and agreed that any amendment to the financial terms or other material terms of a Superior Proposal made by a third party after delivery of a Notice of Superior Proposal in respect of such Superior Proposal shall require delivery of another Notice of Superior Proposal and another Notice Period in respect of such Superior Proposal pursuant to Section 6.4(e), except that, assuming Purchaser has been afforded at least one Notice Period of at least four Business Days in respect of a Superior Proposal from such third party, any and each such subsequent Notice Period shall expire at 5:00 p.m., Eastern Time, on the second Business Day after the date that such subsequent Superior Proposal Notice is deemed received by Purchaser in accordance with Section 11.6.

6.5 Access to Properties and Records; Confidentiality

On reasonable advance notice, Seller shall (i) permit Purchaser and its representatives, accompanied by an officer of Seller, reasonable access during normal business hours to its properties, and shall make available to Purchaser and its representatives all books, papers and records relating its assets, stock ownership, properties, operations, obligations and liabilities, and (ii) furnish to Purchaser and their representatives such financial and operating data and other information relating to Seller as such Persons may reasonably request. Seller shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, violate the terms of any contract, violate employee privacy rights, jeopardize attorney-client privilege or contravene any Applicable Law. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Seller. Purchaser shall, and shall cause its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by Seller in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision contained in this Agreement, Purchaser shall not under any circumstance be permitted to exercise control of Seller prior to the Effective Time. As soon as reasonably available, but in no event more than

45 days after the end of each fiscal quarter ending after the date of this Agreement and prior to the Effective Time, Seller will deliver to Purchaser Seller’s Call Report filed for such quarter. Seller shall cause its audited financial statements for the year ended December 31, 2011 to be timely prepared in accordance with past practice and shall provide copies thereof to Purchaser within 15 Business Days of completion. Seller shall also furnish to Purchaser copies of the Monthly Financial Statements within ten Business Days of the end of the month to which the Monthly Financial Statements relate.

6.6 Disclosure Update

Seller shall furnish to Purchaser on the date that is two Business Days immediately preceding the Closing Date either (i) a supplement or amendment to the Seller Disclosure Schedule with respect to any matter existing to Seller’s Knowledge as of that date which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Seller Disclosure Schedule or which is necessary to correct any information therein which has been rendered materially inaccurate thereby, or (ii) written confirmation that no supplement or update is required as of that date. No supplement or amendment to the Seller Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX or shall relieve Seller of any liability hereunder. Purchaser agrees that a failure to make a disclosure in accordance with the first sentence of this Section 6.6, or the fact that any disclosure made is incomplete or inaccurate, shall not constitute a breach of a covenant or obligation for purposes of determining whether the condition to Closing set forth in Section 9.3(b) is satisfied or whether grounds for termination of this Agreement exist pursuant to Section 10.1(b).

ARTICLE VII

COVENANTS OF THE PURCHASER ENTITIES

7.1 Conduct of the Purchaser Entities

The Purchaser Entities shall not from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Purchaser Entities to consummate the Merger, including the financing thereof.

7.2 Formation and Obligations of Merger Subsidiary

As soon as practicable after the date hereof, and in any event prior to the Effective Time, Purchaser shall take all action necessary to cause Interim (i) to be duly and validly formed and (ii) promptly thereafter to deliver an executed joinder to this Agreement, substantially in the form attached as Exhibit B (the “Interim Joinder”). Purchaser shall take all action necessary to cause Interim to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

7.3 Voting of Shares

Purchaser shall vote all shares of Seller Common Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Seller Stockholder Meeting.

7.4 Director and Officer Liability

Purchaser hereby agrees, to do the following:

(a) For six years after the Effective Time, Purchaser shall indemnify and hold harmless the present and former officers and directors of Seller (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Applicable Law or provided under Seller’s Organization Certificate and bylaws in effect on the date hereof. Purchaser and the Surviving Bank shall promptly pay expenses incurred by each Indemnified Person as the same are incurred to the fullest extent permitted by Applicable Law; provided, however, that such advance shall be conditioned upon Purchaser’s receipt of an undertaking by or on behalf of the Indemnified Person to repay such amount (without the posting of any bond or collateral) if it shall be ultimately determined by a final judgment of a court of competent jurisdiction that the Indemnified Person is not entitled to be indemnified pursuant to this Section 7.4(a).

(b) For six years after the Effective Time, Provident New York Bancorp (“Parent”), to the extent consistent with Applicable Law, shall cause to be maintained in effect provisions in the Surviving Bank’s Organization Certificate and bylaws (or in such documents of any successor to the business of the Surviving Bank) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Prior to the Effective Time, Seller shall or, if Seller is unable to, Purchaser shall, as of the Effective Time, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Seller’s existing directors’ and officers’ insurance policies and Seller’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Seller’s current insurance carrier with respect to D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Seller’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Seller or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Merger or actions contemplated hereby). If Seller or Purchaser for any reason fail to obtain such “tail” insurance policies as of the Effective Time, Purchaser shall continue to maintain in effect with respect to actions or omissions occurring prior to the Effective Time, and for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with Seller’s current insurance carrier or with an insurance carrier with the same or better credit rating as Seller’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Seller’s existing policies as of the date hereof, or Purchaser shall purchase from Seller’s current insurance carrier or from an insurance carrier with the same or better credit rating as Seller’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in Seller’s existing policies as of the date hereof; provided that in no event shall Purchaser be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the amount per annum Seller paid in its last full fiscal year, which amount is set forth in Section 7.4(c) of the Seller Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, Purchaser shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Purchaser shall assume the obligations set forth in this Section 7.4.

(e) The rights of each Indemnified Person under this Section 7.4 shall be in addition to any rights such Person may have under the organizational documents or bylaws of Seller or any of its Subsidiaries, or under Applicable Law or under any agreement of any Indemnified Person with Seller or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

7.5 Employees

(a) For a period of twelve months following the Closing Date, Purchaser shall, or shall cause its Subsidiaries to, provide each Continuing Employee with compensation and benefits no less favorable in the aggregate to the compensation and benefits provided to similarly situated employees of Purchaser and its Subsidiaries.

(b) To the extent that after the Closing Date the Continuing Employees are not covered by the Plans that provide medical, dental and other welfare benefits (collectively, the “Seller Welfare Plans”), (i) for the calendar year that includes the Closing Date, the Continuing Employees shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the benefit plans maintained by Purchaser or its Subsidiaries (“Purchaser Group Plans”) that provide medical, dental and other welfare benefits (collectively, the “Purchaser Welfare Plans”) to the Continuing Employees to the extent of amounts previously credited for such purposes under the corresponding Seller Welfare Plans for such calendar year and (ii) any waiting periods, pre-existing condition exclusions, coverage requirements or other limitations contained in such Purchaser Welfare Plans shall be waived with respect to the Continuing Employees (and any dependents or beneficiaries thereof) except for waiting periods, pre-existing condition exclusions, coverage requirements or other limitations that applied with respect to such individuals and that have not been satisfied as of the Effective Time under the corresponding Seller Welfare Plans and that are comparable to those applicable under a similar Seller Welfare Plan.

(c) With respect to any Purchaser Group Plan in which any Continuing Employee becomes a participant, such Continuing Employee shall receive full credit for service with Seller for purposes of eligibility to participate, vesting and, with respect to vacation entitlement, severance benefits and other paid time off, benefit level in all cases to the same extent that such service was recognized as of the Effective Time under a comparable plan of Seller in which the Continuing Employee participated. Purchaser shall, and shall cause its Subsidiaries to, honor all vacation, personal, and sick days accrued but unused by Continuing Employees as of the Effective Time to the extent provided for, and subject to any limitations and restrictions imposed under the terms of, the applicable plans, policies, programs and arrangements of the Seller immediately prior to the Effective Time.

(d) Purchaser agrees to honor, or to cause one of its Subsidiaries to honor, in accordance with their terms, the employee retention agreements listed in Section 7.5(d) of the Seller Disclosure Schedule (the “Retention Agreements”), subject to any limitations imposed under Applicable Law. Section 7.5(d) of the Seller Disclosure Schedule sets forth the timing and dollar amount of the cash payments that would be made to each employee who is a party to a Retention Agreement and the non-cash benefits that would be provided to such employees, assuming in each case that the employee incurs a qualifying termination under the Retention Agreements immediately following the Effective Time. Each Continuing Employee who is not a party to a Retention Agreement and whose employment by Purchaser (or one of its Subsidiaries) is terminated by Purchaser (or the applicable Subsidiary) within nine months following the Effective Time shall be entitled to receive severance benefits in accordance with, and subject to the terms of, the Seller Severance Plan.

(e) Seller and Purchaser Agree that (i) neither Purchaser nor any of its Subsidiaries shall be obligated to continue to employ any Continuing Employee for any period of time following the Effective Time,(ii) Purchaser or its Subsidiaries may revise, amend or terminate any Plan, Purchaser Group Plan or other employee benefit plan, program or policy from time to time (provided that nothing in this clause (ii) is intended to relieve Purchaser of any of its obligations under the terms of Section 7.5(a)-(d)), (iii) nothing in this Agreement shall be construed as an amendment of any Plan or Purchaser Group Plan and(iv) no provision of this Section 7.5 shall create any third party beneficiary rights in any employee or former employee (including any beneficiary or dependent of such employee or former employee) of Seller in respect of continued employment (or resumed employment) or any other matter.

(f) Prior to the Effective Time, Seller shall take all actions necessary or appropriate to terminate the Gotham Bank of New York Profit Sharing Plan (the “Profit Sharing Plan”) in compliance with applicable requirements of Section 401(a) of the Code and Applicable Law, and thereafter distributions from the Profit Sharing Plan will be made to participants in accordance with the terms of the Profit Sharing Plan and the applicable requirements of Section 401(a) of the Code and Applicable Law. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 7.5(f) shall be subject to Purchaser’s prior review and comment.

(g) Prior to the Effective Time, Seller shall cooperate with Purchaser to allow Purchaser or its applicable Subsidiary, in Purchaser’s discretion, to arrange and conduct for employees of Seller employee orientation sessions (with such sessions to be held at times reasonably agreed to by Purchaser and Seller).

ARTICLE VIII

COVENANTS OF PURCHASER AND SELLER

8.1 Applications

As promptly as practicable after the date hereof, and in any event within 30 days after the date hereof, Purchaser and Seller shall submit any requisite applications to satisfy the condition set forth in Section 9.1(b). The parties shall cooperate and consult with each other and provide all information reasonably requested by the other party to complete any such applications. Purchaser shall provide Seller with copies of all applications, excluding confidential information therein other than confidential information provided by Seller. Each of Purchaser and Seller shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case, subject to Applicable Law relating to the exchange of information, with respect to all the information relating to the other party, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, the parties hereto agree to act reasonably and as promptly as practicable. Each party hereto agrees to keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby. Purchaser and Seller shall promptly furnish each other to the extent permitted by Applicable Law with copies of written communications received by them or their Subsidiaries from, or delivered by any of the foregoing to, any Governmental Authority in respect of the transactions contemplated by this Agreement or by any other documents related to the transactions contemplated hereby.

8.2 Commercially Reasonable Efforts

(a) Purchaser and Seller shall use their commercially reasonable efforts to (i) furnish such information as may be required in connection with the preparation of the documents referred to in Section 8.1 and (ii) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the transactions contemplated hereby, including (1) obtaining the consent or approval of each Person (including any Governmental Authority) whose consent or approval is required for consummation of the transactions contemplated hereby; provided that Seller shall not agree to make any payments or modifications to agreements in connection therewith without the prior written consent of Purchaser and (2) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors and furnishing to the other party such certificates of Governmental Authorities and officers of such party as the other party may reasonably request relating to the existence of such party and the authority of such party to enter into this Agreement and such other documents as are reasonably required for the consummation of the transactions contemplated hereby. No party hereto shall take, or cause or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the transactions contemplated hereby.

(b) Seller shall in a reasonably timely manner provide such assistance to Purchaser as shall be reasonably necessary to assist Purchaser in converting and transferring as soon as practicable after the Effective Time all information concerning the Loans, deposits and other assets and liabilities of Seller into Purchaser own data processing system. Consistent with the preceding sentence, Seller shall, upon the reasonable request of Purchaser, provide Purchaser with computer file instructions with respect to the information in its data processing system regarding the assets and liabilities of Seller, together with operational procedures designed to implement the transfer of such information to Purchaser.

8.3 Press Releases

Seller and Purchaser shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby, and shall consult each other as to the form and substance of other public disclosures related thereto; provided, however, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure that its counsel deems to be required by Applicable Law.

ARTICLE IX

CONDITIONS PRECEDENT

9.1 Conditions Precedent – The Parties

The respective obligations of the parties to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Seller Stockholder Approval shall have been obtained in accordance with the Banking Law;

(b) The parties hereto shall have received all regulatory approvals required or deemed necessary in connection with the transactions contemplated hereby, all notice periods and waiting periods required after the granting of any such approvals shall have passed and all conditions contained in any such approval required to have been satisfied prior to consummation of such transactions shall have been satisfied; provided, however, that no such approval shall contain any conditions, restrictions or requirements that would reasonably be expected to have a Material Adverse Effect on Purchaser after giving effect to the transactions contemplated hereby;

(c) Seller shall have obtained any consent required under the lease, dated as of February 1, 2004, by and between JER 1412 Broadway, LLC and Seller, in connection with the consummation of the transactions contemplated hereby;

(d) The amount of Tangible Net Worth shall have been determined as provided for in Section 2.6; and

(e) no order, decree or injunction of a court or agency of competent jurisdiction enjoining or prohibiting the consummation of the Merger shall have taken effect after the date hereof and shall still be in effect.

9.2 Conditions Precedent – Seller

The obligations of Seller to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) the representations and warranties of the Purchaser Entities set forth in Article V shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (or only as of the date when made in the case of any representation and warranty which specifically refers to an earlier date); provided, however, that (i) in determining whether or not the condition contained in this paragraph (a) shall be satisfied, no effect shall be given to any exceptions in such representations and warranties relating to materiality and (ii) the condition contained in this paragraph (a) shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a material adverse effect on the ability of the Purchaser Entities to consummate the Merger contemplated by this Agreement;

(b) the Purchaser Entities shall have in all material respects performed all obligations and complied with all covenants required by this Agreement;

(c) Purchaser shall have delivered to Seller a certificate, dated as of the Closing Date and signed by an authorized officer of Purchaser, to the effect that the conditions set forth in this Section 9.2 have been satisfied; and

(d) Seller shall have received from Interim the Interim Joinder.

9.3 Conditions Precedent – Purchaser Entities

The obligations of the Purchaser Entities to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) the representations and warranties of Seller set forth in Article IV shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (or only as of the date when made in the case of any representation and warranty which specifically refers to an earlier date); provided, however, that (i) in determining whether or not the condition contained in this paragraph (a) shall be satisfied, no effect shall be given to any exceptions in such representations and warranties relating to materiality or Material Adverse Effect and (ii) the condition contained in this paragraph (a) shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on Seller;

(b) Seller shall have in all material respects performed all obligations and complied with all covenants required by this Agreement;

(c) Seller shall have delivered to Purchaser a certificate, dated as of the Closing Date and signed by an authorized officer of Seller, to the effect that the conditions set forth in this Section 9.3 have been satisfied; and

(d) holders of not more than 10% of the outstanding Seller Common Stock shall have elected to exercise dissenters’ rights pursuant to Section 604 of the Banking Law with respect to the Merger (excluding any holders who have exercised but have failed to properly perfect, or have otherwise lost, such rights prior to the Effective Time in accordance with the Banking Law).

ARTICLE X

TERMINATION, WAIVER AND AMENDMENT

10.1 Termination

This Agreement may be terminated at any time prior to the Effective Time:

(a) by the mutual consent in writing of Seller and Purchaser;

(b) by either Purchaser or Seller (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a material breach of any of the representations, warranties, covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Cutoff Date, and which breach of a representation, warranty or covenant, would, individually or in the aggregate with other breaches, result in one or more of the conditions set forth in Sections 9.2(a) or 9.2(b) (in case of a termination by Seller) or 9.3(a) or 9.3(b) (in case of termination by Purchaser) not to be satisfied or not capable of being satisfied by the Cutoff Date;

(c) by either Seller or Purchaser, if any application for prior approval referred to in Section 9.1(b) has been denied or the Governmental Authority with jurisdiction over any such application has advised either party that the application would not be approved, and the time period for appeals and requests for reconsideration has run;

(d) by either Seller or Purchaser, if at the Seller Stockholder Meeting (including any adjournment or postponement thereof), the Seller Stockholder Approval shall not have been obtained;

(e) by either Seller or Purchaser, if the Merger shall not have been consummated on or before the Cutoff Date; provided, however, that no party may terminate this Agreement pursuant to this Section 10.1(e) if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of this Agreement;

(f) by either Seller or Purchaser, if any court or agency of competent jurisdiction shall have issued an order, decree or injunction permanently enjoining or prohibiting the consummation of the Merger and such order, decree or injunction shall have become final and nonappealable; provided that the foregoing right to terminate this Agreement shall not be available to a party whose breach of any provision of this Agreement has resulted in such action or event;

(g) by Purchaser if, prior to receipt of the Seller Shareholder Approval, (A) Seller’s Board of Directors shall have made a Seller Subsequent Determination or failed to recommend the Merger and the approval and adoption of this Agreement to the stockholders of Seller or (B) there shall have been an intentional breach of the terms of Section 6.4 in any material respect adverse to Purchaser; or

(h) by Seller if, prior to receipt of the Seller Stockholder Approval, Seller’s Board of Directors shall have made a Seller Subsequent Determination in accordance with Section 6.4, in order to enter into a definitive, written agreement with respect to a Superior Proposal.

The party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other party.

10.2 Effect of Termination

(a) In the event this Agreement is terminated pursuant to Section 10.1 hereof, this Agreement shall become void and have no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that if such termination shall result from (i) fraud or (ii) the intentional failure of any party to (A) fulfill a condition to the performance of the obligations of the other party or (B) perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) incurred or suffered by the other party as a result of such failure. The provisions of Section 6.5 relating to confidentiality and the provisions of this Section 10.2 and Sections 11.1, 11.8, 11.9 and 11.10 shall survive any termination hereof pursuant to Section 10.1.

(b) In the event that:

(i) (A) after the date hereof, an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) shall have been made directly to Seller’s stockholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Seller or Seller’s Board of Directors, and (B) this Agreement is thereafter terminated (x) by Purchaser or Seller pursuant to Section 10.1(d) or Section 10.1(e) (if the Seller Stockholder Approval has not theretofore been obtained), or (y) by Purchaser pursuant to Section 10.1(b), then if within 12 months after such termination, Seller enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (which, in each case, need not be the same Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof), then Seller shall pay to Purchaser, on the earlier of the date of such execution or consummation, a fee of Two Million Dollars ($2,000,000) (the “Breakup Fee”); or

(ii) this Agreement is terminated by Purchaser pursuant to Section 10.1(g) or by Seller pursuant to Section 10.1(h), then Seller shall pay Purchaser the Breakup Fee (in the event of termination by Purchaser pursuant to Section 10.1(g), within two Business Days after such termination, and in the event of termination by Seller pursuant to Section 10.1(h), immediately upon such termination).

For purposes of Section 10.2(b)(i), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 6.4(d)(i) except that references to “25%” shall be replaced by “50%”.

(c) Notwithstanding anything to the contrary in this Agreement, upon any termination of this Agreement under circumstances where the Breakup Fee is payable by Seller pursuant to Section 10.2(b) and such Breakup Fee is paid in full, Purchaser’s right to receive payment of the Breakup Fee shall be the sole and exclusive remedy of Purchaser or any of its Affiliates against Seller or any of its Affiliates, and Purchaser and its Affiliates shall be precluded from any other remedy against Seller or any of its Affiliates at law, in equity or otherwise in connection with this Agreement or the Merger contemplated hereby, except with respect to any willful breach of this Agreement by Seller that gives rise to such termination.

10.3 Survival of Representations, Warranties and Covenants

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto shall expire on, and be terminated and extinguished at, the Effective Time, other than covenants that by their terms are to survive or be performed after the Effective Time.

10.4 Amendments and Waivers

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Seller Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of Seller under Applicable Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

ARTICLE XI

MISCELLANEOUS

11.1 Expenses

Except as otherwise provided herein, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated in this Agreement.

11.2 Disclosure Schedule

Seller has set forth information on the Seller Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a Schedule need not be set forth in any other section so long as its relevance to such other section of the Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed therein. The parties acknowledge and agree that (a) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Purchaser and (b) the disclosure by Seller of any matter in the Schedules shall not be deemed to constitute an acknowledgment by Seller that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

11.3 Entire Agreement; Binding Effect; Benefit

This Agreement contains the entire agreement between the parties with respect to the Transaction and supersedes all prior arrangements or understandings, written or oral, with respect the subject matter of this Agreement other than documents referred to herein or therein. The terms and conditions of this Agreement shall be binding upon and, except as provided in Section 7.4, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.4, nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. The parties intend that each representation and each warranty contained in this Agreement shall have independent significance. Accordingly, except as otherwise expressly provided in this Agreement, nothing contained in any representation or warranty, or the fact that any representation or warranty may be more specific or less specific than any other representation or warranty, shall in any way limit, restrict or otherwise affect the scope, applicability or meaning of any other representation or warranty contained in this Agreement.

11.4 Specific Performance

The parties agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed the parties shall be entitled to an injunction or injunctions without the posting of any bond and without proof of actual damages to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties are entitled at law, in equity or otherwise.

11.5 Binding Effect; Benefit; No Assignment

No party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement to any other Person without the consent of each other party hereto.

11.6 Notices

(a) All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by facsimile transmission, overnight express or by registered or certified mail, postage prepaid, addressed as follows:

If to Seller:

1450 Broadway, 32nd Floor

New York, NY 10018

Attention: Laurence Marchini, III

Facsimile No.: (212) 768-0492

With a required copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Joseph Rinaldi

Facsimile No.: (212) 701-5805

If to Purchaser:

400 Rella Boulevard

Montebello, NY 10901

Attention: Daniel Rothstein

Facsimile No.: (845) 369-8255

With a required copy to:

Arnold & Porter

555 Twelfth Street, N.W.

Washington, D.C. 20004

Attention: Steven Kaplan, Esq.

Facsimile No.: (202) 942-5999

or to such other Persons, addresses or facsimile numbers as such party may hereafter specify in writing. Each such notice, request, instruction or other communications shall be deemed received (a) if delivered by hand, overnight courier or registered or certified mail, when such delivery is made at the address specified in this Section 11.6, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 11.6 and appropriate confirmation is received.

11.7 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

11.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and entirely to be performed within such jurisdiction, without regard to the conflicts of law rules of such state, except to the extent federal law may be applicable.

11.9 Jurisdiction

The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York, so long such court shall have subject matter jurisdiction over such suit, action or proceeding, and, if such court does not have subject matter jurisdiction over such suit, action or proceeding, in any New York State court sitting in New York City, that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.6 shall be deemed effective service of process on such party.

11.10 WAIVER OF JURY TRIAL

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.11 Counterparts; Effectiveness

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed in counterparts by their duly authorized officers as of the day and year first above written.

PROVIDENT BANK

By:	/s/ Jack L. Kopnisky
Name: Jack L. Kopnisky
Title: CEO/President

GOTHAM BANK OF NEW YORK

By:	/s/ Laurence R. Marchini, III
Name: Laurence R. Marchini, III
Title: President

[Signature Page to Merger Agreement]

Covenants of Parent

By executing below, Parent agrees that it shall not, from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, impede or materially delay the consummation of the Merger or the other transactions contemplated hereby or the ability of Purchaser or Interim to consummate the Merger on the terms and conditions of this Agreement. In addition, Parent, intending to be legally bound, hereby unconditionally and irrevocably guarantees to Seller the due and punctual performance of the obligations of Purchaser and Interim under this Agreement.

PROVIDENT NEW YORK BANCORP

By:	/s/ Jack L. Kopnisky
Name: Jack L. Kopnisky
Title: CEO/President

[Signature Page to Merger Agreement]